UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

    ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2020

Or

    ☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________________ to __________________

Commission file number 1-32525

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIPRISE FINANCIAL 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERIPRISE FINANCIAL, INC.
55 Ameriprise Financial Center
Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan
 Financial Statements and Supplemental Schedule

December 31, 2020 and 2019
with Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Ameriprise Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 23, 2021

We have served as the Plan’s auditor since 2012.

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Cash	$1,281,993	$1,118,735
Investments at fair value	2,466,196,023	2,140,700,958
Investments at contract value	174,658,765	151,717,155
Receivables:
Accrued income	47,902	34,935
Due from broker	4,342,592	2,546,473
Employer contributions	4,855,710	4,430,947
Participant loans	30,421,907	33,072,420
Total assets	2,681,804,892	2,333,621,623

Liabilities
Due to broker	9,583,327	7,070,595
Accrued expenses	65,577	67,094
Total liabilities	9,648,904	7,137,689
Net assets available for benefits at end of year	$2,672,155,988	$2,326,483,934
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2020	2019
Contributions:
Employer, net of forfeitures	$55,007,529	$55,525,536
Participant	112,980,968	109,878,557
Participant rollovers	8,083,485	10,787,056
Total contributions	176,071,982	176,191,149
Investment income:
Interest	2,774,264	3,489,735
Dividends	11,645,212	12,209,491
Net realized/unrealized appreciation	369,313,274	477,933,107
Total investment income	383,732,750	493,632,333
Other income	69,142	75,887
Interest on participant loans	1,479,763	1,519,046
Total additions	561,353,637	671,418,415
Administrative expenses	(942,515)	(1,054,365)
Withdrawal payments	(214,739,068)	(212,087,577)
Total deductions	(215,681,583)	(213,141,942)
Net increase in net assets available for benefits	345,672,054	458,276,473
Net assets available for benefits at beginning of year	2,326,483,934	1,868,207,461
Net assets available for benefits at end of year	$2,672,155,988	$2,326,483,934
See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements
December 31, 2020
1.  Description of the Plan
General
The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution plan. Under the terms of the Plan, certain regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions beginning with the pay period in which they complete 60 days of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was approved. The CARES Act contained several optional provisions that temporarily impacted 401(k) plans. The Company elected to adopt a COVID-19 withdrawal option and allowed participants who had loans to defer loan payments effective May 7, 2020 through December 31, 2020.
Recordkeeping and Trustee of Plan Assets
Wells Fargo Bank, N.A. is the Plan’s trustee for all assets, and Alight Solutions is the Plan’s recordkeeper, including the self-directed brokerage account. In July 2019, the Principal Financial Group closed on the acquisition of the Institutional Retirement & Trust business of Wells Fargo Bank, N.A. The successor trustee will become Principal Trust Company effective September 7, 2021. The Plan is administered by the Ameriprise Financial Employee Benefits Administration Committee (“EBAC”). The Ameriprise Financial 401(k) Investment Committee (“KIC”) selects and monitors the investment options offered to participants under the Plan and oversees matters related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the self-directed brokerage account). Members of the EBAC and KIC are appointed by fiduciaries as specified in the Plan.
Contributions
Elective Contributions
Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth contributions to plans that are qualified under Code Section 401(k) and other specified tax favored plans. This limit was $19,500 and $19,000 for 2020 and 2019, respectively, for employees under age 50. For employees age 50 and older the limit was $26,000 and $25,000 for 2020 and 2019, respectively. The Plan complied with nondiscrimination requirements under the Code for both 2020 and 2019.
Fixed Match Contributions
The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each pay period. At the end of each year, the Company completes a fixed match true-up for qualifying participants to ensure the fixed match contribution provided by the Company is equal to the lesser of 5% of eligible compensation or the participants’ annual deferral rate average. Participants must be employed on the last business day of the Plan year or have terminated employment, generally due to retirement (at or after age 65), disability (as defined in the Plan), transfer to Franchise Advisor role or death to receive a true-up contribution.
On April 24, 2020, the Company instituted a new 2% base Company contribution at each pay period for the Plan for certain employees not eligible to participate in the Ameriprise Financial Retirement Plan due to plan amendments to freeze the plan to new entrants. This base contribution is invested based on the employee’s elections or a default fund if no elections are made and eligible employees are not required to elect to save their own money to receive this contribution.
Limit on Contributions
For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $285,000 and $280,000 for 2020 and 2019, respectively, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to regular earnings.
Rollover Contributions
A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020

Vesting
Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and any income and appreciation on such contributions. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant attains age 65 as an active employee, becomes disabled or deceased while employed.
Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to pay plan expenses, offset the Company’s obligation to fund Company contributions to the plan or restore previously forfeited balances for rehires. At December 31, 2020 and 2019, the forfeiture account totaled $71,848 and $272,446, respectively. Forfeitures used totaled $1,539,000 and $400,000 for 2020 and 2019, respectively. Forfeitures generated for the plan years ended December 31, 2020 and 2019 were $1,338,402 and $1,081,967, respectively.
Tax Status
As long as the Plan remains qualified and tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as any income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant. See Note 8 for additional information on the Plan’s tax status.
Distributions and Withdrawals
If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares. Partial payments may be available to participants who meet certain requirements set forth in the Plan document. Terminated participants can defer payments until age 72. Effective July 1, 2021, the Plan will pay out vested balances of $5,000 or less as a lump sum payment within 60 days of termination of employment. Balances of less than $1,000 will be paid directly to the participant and balances of $1,000 to $5,000 will be rolled over to a safe harbor IRA.
Participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Participants may elect to receive their withdrawal in cash, whole shares of common stock, mutual fund shares held under the self-directed brokerage account, or a combination of cash and shares.
Loan Program
Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months unless the loan is used towards the purchase of a primary residence in which case the loan terms can range up to 359 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the 15th of the month before the date the loan is originated. Principal and interest payments are deducted automatically from the participant’s pay each period.
If the participant’s employment with the Company ends for any reason, and their Plan loan is current, the Plan allows the participant to make repayment arrangements with the Plan’s Administrative Delegate before their loan would otherwise default. If so requested, upon the participant’s termination, the participant’s loan will be re-amortized to a monthly repayment schedule.
If the participant’s employment with the Company ends for any reason, and their Plan loan is in default when their employment ends, they have the option to continue to make loan payments or pay off the loan in full within 90 days or the participant may make alternative arrangements for repayment of the loan in order to prevent a default and acceleration due to non-payment, if payroll deduction is no longer available. If the outstanding loan is not paid in full within 90 days from separation from service or an alternative arrangement is not made, the loan will automatically be foreclosed and the amount outstanding will be immediately deducted from the benefit payable to the plan participant from the Plan. The amount deducted will be treated as a distribution to that participant regardless of whether they elected to receive a distribution of their vested Plan account. Unless the outstanding loan amount was previously taxed as a “deemed distribution,” the participant will then be responsible for any income taxes on the amount of the outstanding loan balance and possibly a 10% additional penalty tax that applies to early distributions.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2.  Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Fees and Expenses
Administrative expenses, which may include recordkeeping, participant servicing, legal fees, trustee fees, loan origination fees, fees incurred within the self-directed brokerage account and investment consulting fees, among other expenses, are paid by Plan participants and recorded as incurred, unless paid by the Company. The Company currently pays a portion of the administrative expenses, including fees of the auditors, legal fees and certain investment managers.
Fees paid to investment managers are paid from the fees associated with the investment options offered by the Plan, unless paid by the Company. In addition, expenses related to the investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, as opposed to administrative expenses, are generally paid by the Plan participants out of the applicable investment. Fees paid out of an investment reduce the return of that investment.
A flat fee of $21 per quarter is charged to participant accounts with a balance of $5,000 or more (including loan balances). It is deducted proportionately from the participant’s investment options on a quarterly basis. The fee is deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. As permitted under U.S. Securities and Exchange Commission rule 12b-1, mutual funds or share classes are assessed a fee to help cover the costs associated with marketing and selling the fund (“12b-1 fees”). The 12b-1 fees may also be used to cover shareholder servicing expenses. The only 12b-1 fees incurred are on certain self-directed brokerage funds.
Other Income
Other income includes a rebate of a portion of revenue sharing payments made to the Plan from a portion of the 12b-1 fees incurred from certain funds within the self-directed brokerage account. These payments are deposited in the dedicated expense account and may be used to pay eligible administrative expenses of the Plan. Other income is recorded when earned.
Valuation of Investments and Income Recognition
Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts which are reported at contract value. See Note 4 and Note 5 for the Plan’s accounting policies related to the fully benefit-responsive investment contracts and the valuation of investments, respectively.
Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.
Withdrawal Payments
Withdrawal payments are recorded when paid.

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020

3.  Investments
Investment Elections
A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. Investment funds may impose redemption restrictions.
Investment Options
A summary of investment options as of December 31, 2020 is set forth below.
Mutual Funds
Mutual funds include the Wells Fargo Advantage Small Company Growth R6 fund and the John Hancock Disciplined Value Mid Cap Fund R6.
Collective Investment Funds
The Collective Investment Funds include various investment options as follows: VOYA Target Solution Trust Funds, Victory Small Cap Value Collective Fund (75), Boston Partners Large Cap Value Equity CIT (Class D), Wellington Trust NA CIF II Growth 2, Ivy Investments International Core Equity CIT Fund (Class 2), Columbia Trust Balanced Fund (Class I), Columbia Trust Contrarian Core Fund | 1 Class, Columbia Trust Total Return Fund I, BlackRock US Equity Index Fund, BlackRock Russell 2500 Index Fund, BlackRock MSCI ACWI ex-US Index Fund and BlackRock US Debt Index Fund.
Collective investment funds allow for daily redemptions but may require advance notice in certain circumstances. There were no unfunded commitments for the Collective Investment Funds as of December 31, 2020 and 2019.
Separate Accounts
The Congress Mid Cap Growth Fund is a separate account managed by Congress Asset Management Company. The fund invests at least 80% of its net assets in equity securities of mid-capitalization companies. The remaining 20% of its net assets can be invested in equity securities of small-capitalization and large-capitalization companies.
Ameriprise Financial Stock Fund
The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.
Self-Directed Brokerage Account
The Plan’s self-directed brokerage option gives participants the choice to invest in more than 14,000 mutual funds including exchange-traded funds and closed-ended mutual funds. Ameriprise Financial, Inc. was formerly a wholly owned subsidiary of American Express Company (“American Express”). On September 30, 2005, Ameriprise Financial, Inc. spun-off from American Express. As a result, American Express common stock was an investment option as specified by the Plan. Employees had the option to transfer the value of the American Express common stock to another investment in the Plan or transfer it to the self-directed brokerage option. American Express common stock may be held in the self-directed brokerage account on a hold or sell basis only and, with the exception of reinvestment of dividends, new purchases are not allowed.
Income Fund
The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 4 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the Columbia Trust Government Money Market Fund (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies) and the MetLife Insurance Stable Value Government Separate Account (which invests primarily in U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.
4.  Book Value Wrap Contracts
Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities, referred to as the Covered Assets, which may be owned by the Income Fund or in some cases the third party that underwrites the performance of the Covered Assets for the benefit of the Income Fund. The securities owned by the third party are held in a Separate Account and are not subject to the liabilities of the general account of the third party. The Covered Assets include U.S. government and agency bonds and mortgage backed securities issued or guaranteed by the U.S. government. The

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020

Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events, described below, involving the Income Fund, its plan sponsor or its investment manager.
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate.
Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the self-directed brokerage account, without first being invested in another investment fund for 90 days. After the 90 days, the assets may be transferred from the other investment fund to the self-directed brokerage account. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware, or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.
Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.
5.  Fair Value Measurements
GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.
Valuation Hierarchy
The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:
Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2    Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3    Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$123,970,466	$—	$—	$123,970,466
Ameriprise Financial common shares	242,793,554	—	—	242,793,554
Self-directed brokerage account	433,131,248	—	—	433,131,248
Collective investment funds measured at net asset value (“NAV”) (1)				1,547,786,475
Separate accounts measured at NAV (1)				118,514,280
Total investments at fair value	$799,895,268	$—	$—	$2,466,196,023

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments
Mutual funds	$61,359,319	$—	$—	$61,359,319
Ameriprise Financial common shares	220,404,634	—	—	220,404,634
Self-directed brokerage account	392,378,983	—	—	392,378,983
Collective investment funds measured at NAV (1)				1,368,664,125
Separate accounts measured at NAV (1)				97,893,897
Total investments at fair value	$674,142,936	$—	$—	$2,140,700,958
(1) Amounts are comprised of investments measured at fair value using NAV (or its equivalent) as a practical expedient and have not been classified within the fair value hierarchy.
Determination of Fair Value
The Plan uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. All other assets of the Plan are valued using NAV.
The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.
Investments
Mutual Funds
The fair value of the Wells Fargo Advantage Small Company Growth R6 fund and the John Hancock Disciplined Value Mid Cap Fund R6 are determined by the NAV which represents the exit price. The fair value is classified as Level 1 as the funds are traded in active markets and quoted prices are available.
Ameriprise Financial Common Shares
The fair value of Ameriprise Financial, Inc. common shares is determined using quoted prices in active markets and is classified as Level 1.
Self-Directed Brokerage Account
Actively traded money market funds are measured at NAV and classified as Level 1. The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.
Collective Investment Funds
The fair value of collective investment funds is determined by the NAV of the funds. The NAV is used as a practical expedient and represents the exit price for the funds. These funds are excluded from classification in the fair value hierarchy. Collective investment funds are traded in principal-to-principal markets with little publicly released pricing information.
Separate Accounts
The fair value of units in separate accounts is measured at NAV as a practical expedient and represents the exit price. Separate accounts are excluded from classification in the fair value hierarchy.
6.  Transactions with Parties-in-Interest
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Parties-in-interest include the Company, the trustee of the Plan assets (Wells Fargo Bank, N.A.) and the Plan’s recordkeeper (Alight Solutions). Transactions involving funds managed by the Company, trustee and recordkeeper are considered party-in-interest transactions. These transactions, based on customary and reasonable rates, are not, however, considered prohibited transactions under Section 408(b) of ERISA and the regulations promulgated thereunder.
The Columbia Trust collective funds are maintained by Ameriprise Trust Company, a Minnesota-chartered trust company, and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company serves as trustee and offers investment management and related services to these collective funds. Columbia Management Investment Advisers, LLC

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020

provides investment advice for certain of these funds in a subadvisory capacity. These companies are wholly-owned subsidiaries of Ameriprise Financial, Inc.
The total fair value of Ameriprise Financial, Inc.’s common stock held by plan participants was $242,793,554 and $220,404,634 as of December 31, 2020 and 2019, respectively. The total fair value of the investment options, excluding the self-directed brokerage account, managed by subsidiaries of Ameriprise Financial, Inc. was $391,169,470 and $338,506,931 as of December 31, 2020 and 2019, respectively. As investment manager, these subsidiaries earn annual management fees ranging from 0.26% to 0.41% of the amounts invested in the Collective Investment Funds. Fees incurred for investment management services for the Income Fund, excluding fees associated with wrap contracts which are paid by the Plan, are paid directly by the Company. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each collective investment fund. Participant loans also qualify as party-in interest transactions and are secured by the vested balances in participant accounts.
See Note 2 for more information on Plan fees and expenses.
7.  Risks and Uncertainties
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
On March 11, 2020, the World Health Organization declared coronavirus (“COVID-19”) a global pandemic. The COVID-19 pandemic led to extreme volatility in financial markets and the market price of the Plan’s assets. While the pandemic has subsided in many areas, a resurgence of the pandemic could result in significant disruption of the global financial markets. Plan management will continue to monitor the impact COVID-19 has on the Plan.
8.  Income Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated September 7, 2017 indicating that the Plan is qualified under the Code and the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). The Plan has been amended after the period covered by the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and therefore the Plan and the Trust are intended to be qualified and tax-exempt, and the Plan is intended to satisfy the requirements of Code Section 4975(e)(7). The IRS no longer issues determination letters to qualified plans on a five-year cycle to evidence compliance with IRS rules.
There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan believes it is no longer subject to income tax examinations for years prior to 2017.
9.  Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$2,672,155,988	$2,326,483,934
Deemed distributions of participant loans	(248,078)	(322,170)
Difference between contract value and fair value of fully benefit-responsive investment contracts	3,402,002	478,170
Net assets available for benefits per Form 5500	$2,675,309,912	$2,326,639,934

	Years Ended December 31,
	2020	2019
Net increase in net assets available for benefits per the financial statements	$345,672,054	$458,276,473
Change in deemed distributions of participant loans	74,092	20,571
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	2,923,832	2,902,876
Net income per Form 5500	$348,669,978	$461,199,920

Ameriprise Financial 401(k) Plan
Notes to Financial Statements (continued)
December 31, 2020

10.  Subsequent Events
The Company evaluated events or transactions that occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued. The annual fixed match true-up contribution of $4,855,710 for the 2020 plan year, which is recorded as a receivable as of December 31, 2020, was posted to participant accounts on January 22, 2021.

Ameriprise Financial 401(k) Plan
SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	Mutual Funds —
*	Wells Fargo Advantage Small Company Growth R6	1,195,535	$74,398,170
	John Hancock Disciplined Value Mid Cap Fund R6	2,126,654	49,572,296
	Total Mutual Funds		123,970,466

	Collective Investment Funds —
*	Columbia Trust Balanced Fund (Class I)	4,187,656	86,014,445
*	Columbia Trust Contrarian Core Fund | 1 Class	9,395,741	193,552,257
*	Columbia Trust Gov Money Market Fund	10,750,169	10,750,169
*	Columbia Trust Total Return Fund I	7,985,162	100,852,599
	Boston Partners Large Cap Value Equity CIT (Class D)	3,181,867	77,796,637
	Victory Small Cap Value Collective Fund (75)	1,891,808	70,403,256
	VOYA Target Solution Trust Income (Class 4)	3,099,746	54,233,706
	VOYA Target Solution Trust 2025 (Class 4)	3,086,343	66,497,708
	VOYA Target Solution Trust 2030 (Class 4)	3,245,606	74,486,024
	VOYA Target Solution Trust 2035 (Class 4)	2,940,936	70,773,512
	VOYA Target Solution Trust 2040 (Class 4)	2,671,633	67,417,418
	VOYA Target Solution Trust 2045 (Class 4)	2,196,470	56,876,156
	VOYA Target Solution Trust 2050 (Class 4)	1,340,473	34,691,043
	VOYA Target Solution Trust 2055 (Class 4)	834,825	21,653,485
	VOYA Target Solution Trust 2060 (Class 4)	571,371	10,536,224
	VOYA Target Solution Trust 2065 (Class 4)	46,627	537,905
	Ivy Investments International Core Equity CIT Fund (Class 2)	6,529,807	111,920,893
	Wellington Trust NA CIF II Growth 2	7,142,491	180,419,311
	BlackRock US Equity Index Fund	6,236,569	200,495,714
	BlackRock Russell 2500 Index Fund	659,677	16,817,673
	BlackRock MSCI ACWI ex-US Index Fund	1,347,886	18,870,680
	BlackRock US Debt Index Fund	776,036	19,669,328
	Total Collective Investment Funds		1,545,266,143

	Separate Accounts —
	Congress Mid Cap Growth Fund	5,132,815	118,514,280
	Total Separate Accounts		118,514,280

	Ameriprise Financial Stock Fund —
*	Wells Fargo/BlackRock Short-Term Investment Fund	2,520,332	2,520,332
*	Ameriprise Financial, Inc. Common Shares	1,249,385	242,793,554
	Total Ameriprise Financial Stock Fund		245,313,886

***	Self-Directed Brokerage Account		433,131,248
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     13

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	MetLife Insurance Stable Value Government Separate Account	139,010	15,854,043
*	Columbia Trust Gov Money Market Fund	6,966,733	6,966,733
	U.S. Government and Agency Securities:
	FHLB 2.250% 06/11/2021	5,150,000	5,198,407
	FHLB 2.375% 03/14/2025	2,325,000	2,517,121
	FHLB 2.750% 12/13/2024	2,625,000	2,872,689
	FHLMC 0.375% 09/23/2025	1,550,000	1,547,596
	FHLMC 2.375% 01/13/2022	2,525,000	2,583,345
	FHLMC REFERENCE NOTE 1.500% 02/12/2025	4,875,000	5,108,187
	FNMA 0.625% 04/22/2025	3,675,000	3,717,433
	FNMA 2.500% 04/13/2021	1,325,000	1,333,767
	FNMA 2.625% 09/06/2024	2,875,000	3,128,089
	FNMA 2.875% 09/12/2023	3,100,000	3,324,047
	FNMA BENCHMARK NOTE 0.500% 11/07/2025	175,000	175,705
	FNMA BENCHMARK NOTE 2.000% 01/05/2022	2,775,000	2,827,808
	U.S. TREASURY NOTE 1.625% 05/31/2023	7,550,000	7,818,379
	U.S. TREASURY NOTE 2.875% 07/31/2025	12,500,000	13,952,149
	FGOLD 15YR 3.500% 08/01/2025	45,185	47,954
	FGOLD 15YR 3.500% 09/01/2025	7,765	8,242
	FGOLD 15YR 3.500% 10/01/2025	2,256	2,394
	FGOLD 15YR 4.000% 02/01/2025	15,452	16,403
	FGOLD 15YR 4.000% 07/01/2025	6,517	6,916
	FGOLD 15YR 4.000% 08/01/2025	25,360	26,923
	FGOLD 15YR 3.000% 01/01/2027	92,327	97,079
	FGOLD 15YR 3.000% 01/01/2032	136,566	143,621
	FGOLD 15YR 3.000% 01/01/2032	154,741	165,272
	FGOLD 15YR 3.000% 01/01/2033	246,766	259,185
	FGOLD 15YR 3.000% 02/01/2027	31,155	32,759
	FGOLD 15YR 3.000% 03/01/2033	594,408	624,251
	FGOLD 15YR 3.000% 04/01/2032	501,571	533,898
	FGOLD 15YR 3.000% 08/01/2021	254	266
	FGOLD 15YR 3.000% 09/01/2026	67,461	70,925
	FGOLD 15YR 3.000% 10/01/2026	3,070	3,228
	FGOLD 15YR 3.000% 10/01/2026	8,280	8,706
	FGOLD 15YR 3.000% 11/01/2025	1,984	2,085
	FGOLD 15YR 3.000% 11/01/2026	46,218	48,594
	FGOLD 15YR 3.000% 12/01/2026	166,305	174,854
	FGOLD 15YR 3.500% 01/01/2021	20	20
	FGOLD 15YR 3.500% 01/01/2034	1,047,725	1,112,120
	FGOLD 15YR 3.500% 02/01/2026	6,286	6,672
	FGOLD 15YR 3.500% 03/01/2026	7,766	8,244
	FGOLD 15YR 3.500% 04/01/2033	249,152	264,874
	FGOLD 15YR 3.500% 05/01/2026	1,125	1,194
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     14

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR 3.500% 05/01/2032	291,153	312,034
FGOLD 15YR 3.500% 06/01/2026	79,888	84,805
FGOLD 15YR 3.500% 07/01/2026	24,862	26,364
FGOLD 15YR 3.500% 07/01/2026	120,657	128,083
FGOLD 15YR 3.500% 08/01/2026	3,073	3,262
FGOLD 15YR 3.500% 08/01/2026	49,662	52,722
FGOLD 15YR 3.500% 08/01/2026	15,288	16,224
FGOLD 15YR 3.500% 09/01/2026	1,702	1,805
FGOLD 15YR 3.500% 09/01/2026	2,682	2,848
FGOLD 15YR 3.500% 09/01/2026	7,092	7,527
FGOLD 15YR 3.500% 10/01/2025	70,683	75,011
FGOLD 15YR 3.500% 11/01/2025	56,340	59,802
FGOLD 15YR 3.500% 12/01/2025	13,088	13,892
FGOLD 15YR 3.500% 12/01/2025	156,855	166,504
FGOLD 15YR 3.500% 12/01/2025	216	229
FGOLD 15YR 3.500% 12/01/2025	4,668	4,954
FGOLD 15YR 3.500% 12/01/2025	15,994	16,976
FGOLD 15YR 4.000% 05/01/2026	27,212	28,965
FGOLD 15YR 4.000% 06/01/2025	1,619	1,717
FGOLD 15YR 4.000% 06/01/2026	22,569	24,022
FGOLD 15YR GIANT 3.000% 01/01/2032	568,357	597,457
FGOLD 15YR GIANT 3.000% 02/01/2031	347,188	365,122
FGOLD 15YR GIANT 3.000% 03/01/2031	220,251	231,688
FGOLD 15YR GIANT 3.000% 03/01/2032	874,583	937,611
FGOLD 15YR GIANT 3.000% 05/01/2031	576,936	606,928
FGOLD 15YR GIANT 3.000% 07/01/2030	268,552	282,522
FGOLD 15YR GIANT 3.000% 09/01/2027	14,899	15,660
FGOLD 15YR GIANT 3.000% 09/01/2031	337,122	354,986
FGOLD 15YR GIANT 3.000% 10/01/2030	125,558	132,839
FGOLD 15YR GIANT 3.000% 11/01/2026	154,332	162,212
FGOLD 15YR GIANT 3.000% 12/01/2026	58,563	61,550
FGOLD 15YR GIANT 3.000% 12/01/2030	469,444	493,835
FGOLD 15YR GIANT 3.500% 01/01/2027	111,698	118,374
FGOLD 15YR GIANT 3.500% 01/01/2030	176,945	189,946
FGOLD 15YR GIANT 3.500% 02/01/2034	261,666	277,982
FGOLD 15YR GIANT 3.500% 04/01/2026	19,504	20,692
FGOLD 15YR GIANT 3.500% 04/01/2030	82,073	88,115
FGOLD 15YR GIANT 3.500% 05/01/2033	607,428	645,682
FGOLD 15YR GIANT 3.500% 06/01/2029	49,371	52,990
FGOLD 15YR GIANT 3.500% 07/01/2026	4,824	5,122
FGOLD 15YR GIANT 3.500% 07/01/2029	155,064	166,435
FGOLD 15YR GIANT 3.500% 07/01/2033	125,884	133,647
FGOLD 15YR GIANT 3.500% 08/01/2026	11,584	12,295
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     15

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR GIANT 3.500% 08/01/2029	10,885	11,675
FGOLD 15YR GIANT 3.500% 08/01/2032	543,268	582,413
FGOLD 15YR GIANT 3.500% 08/01/2033	212,901	226,052
FGOLD 15YR GIANT 3.500% 11/01/2025	20,780	22,047
FGOLD 15YR GIANT 3.500% 11/01/2029	225,657	242,201
FGOLD 15YR GIANT 3.500% 12/01/2025	2,012	2,136
FGOLD 15YR GIANT 3.500% 12/01/2029	248,815	266,761
FGOLD 15YR GIANT 3.500% 12/01/2033	177,047	188,008
FGOLD 15YR GIANT 4.000% 05/01/2025	38,982	41,385
FGOLD 15YR GIANT 4.000% 05/01/2026	3,586	3,807
FGOLD 15YR GIANT 4.000% 06/01/2026	118,278	125,522
FGOLD 15YR GIANT 4.000% 07/01/2026	54,758	58,236
FGOLD 15YR GIANT 4.000% 12/01/2025	1,808	1,920
FGOLD 15YR GIANT 4.000% 12/01/2026	20,984	22,268
FHLMC 15YR UMBS 2.000% 08/01/2035	2,683,444	2,805,221
FHLMC 15YR UMBS 2.000% 08/01/2035	2,566,238	2,682,571
FHLMC 15YR UMBS 3.000% 12/01/2034	682,262	719,372
FHLMC 15YR UMBS 3.000% 12/01/2034	1,113,488	1,169,532
FHLMC 15YR UMBS MIRROR 2.500% 05/01/2033	590,147	616,055
FHLMC 15YR UMBS MIRROR 2.500% 07/01/2032	259,821	271,338
FHLMC 15YR UMBS MIRROR 2.500% 11/01/2032	510,236	533,028
FHLMC 15YR UMBS MIRROR 3.000% 03/01/2031	497,870	530,603
FHLMC 15YR UMBS MIRROR 3.000% 04/01/2034	187,146	196,273
FHLMC 15YR UMBS SUPER 2.000% 05/01/2035	1,492,472	1,559,830
FHLMC 15YR UMBS SUPER 2.000% 06/01/2035	609,790	637,432
FHLMC 15YR UMBS SUPER 2.000% 09/01/2035	2,139,406	2,236,370
FHLMC 15YR UMBS SUPER 2.000% 10/01/2035	2,167,214	2,265,604
FHLMC 15YR UMBS SUPER 2.500% 08/01/2034	1,014,913	1,058,060
FHLMC 15YR UMBS SUPER 2.500% 10/01/2034	148,561	154,914
FHLMC 15YR UMBS SUPER 2.500% 12/01/2034	695,546	725,080
FHLMC 15YR UMBS SUPER 3.000% 01/01/2034	384,152	402,500
FHLMC 5/1 HYBRID ARM 3.006% 12/01/2036 VARIABLE	22,247	23,280
FHLMC_K014 3.871% 04/25/2021	369,538	370,686
FHLMC_K015 3.230% 07/25/2021	46,579	47,081
FHLMC_K016 2.968% 10/25/2021	318,527	323,174
FHLMC_K018 2.789% 01/25/2022	380,768	388,729
FHLMC_K019 2.272% 03/25/2022	501,388	511,284
FHLMC_K037 2.592% 04/25/2023	328,308	336,505
FHLMC_K039 2.683% 12/25/2023	570,911	589,082
FHLMC_K040 2.768% 04/25/2024	471,132	493,344
FHLMC_K050 2.802% 01/25/2025	882,067	924,944
FHLMC_K736 1.895% 06/25/2025	522,704	538,443
FHLMC_T-13 6.085% 09/25/2029	50	50
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     16

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FGOLD 15YR GIANT 3.000% 09/01/2030	236,780	249,073
FGOLD 15YR GIANT 3.500% 03/01/2030	40,690	43,686
FNMA 15YR 3.500% 01/01/2026	30,506	32,370
FNMA 15YR 3.500% 01/01/2026	2,911	3,088
FNMA 15YR 3.500% 01/01/2026	35,798	37,984
FNMA 15YR 3.500% 02/01/2026	74,788	79,376
FNMA 15YR 3.500% 03/01/2026	185,853	197,266
FNMA 15YR 3.500% 09/01/2026	84,984	90,194
FNMA 15YR 3.500% 10/01/2025	55,804	59,191
FNMA 15YR 3.500% 10/01/2025	761	807
FNMA 15YR 3.500% 10/01/2025	635	674
FNMA 15YR 3.500% 10/01/2025	141,702	150,348
FNMA 15YR 3.500% 10/01/2025	100,577	106,730
FNMA 15YR 3.500% 10/01/2025	130,408	138,425
FNMA 15YR 3.500% 11/01/2025	53,481	56,721
FNMA 15YR 3.500% 11/01/2025	8,474	8,991
FNMA 15YR 3.500% 11/01/2025	7,002	7,430
FNMA 15YR 3.500% 12/01/2025	12,761	13,534
FNMA 15YR 4.000% 02/01/2025	161	171
FNMA 15YR 4.000% 04/01/2025	7,446	7,902
FNMA 15YR 4.000% 05/01/2025	33,317	35,367
FNMA 15YR 4.000% 06/01/2025	54,603	57,959
FNMA 15YR 4.000% 06/01/2025	4,527	4,806
FNMA 15YR 4.000% 09/01/2024	22,280	23,631
FNMA 15YR 4.500% 02/01/2025	48,900	51,956
FNMA 15YR 4.500% 03/01/2023	988	1,038
FNMA 15YR 4.500% 05/01/2024	1,078	1,135
FNMA 15YR 4.500% 10/01/2024	27,794	29,579
FNMA 15YR 5.000% 02/01/2023	5,235	5,494
FNMA 15YR 5.000% 02/01/2024	16,212	17,037
FNMA 15YR 5.000% 05/01/2023	13,008	13,662
FNMA 15YR 5.000% 05/01/2023	11,847	12,434
FNMA 15YR 5.000% 06/01/2023	11,617	12,199
FNMA 15YR 5.000% 10/01/2021	18	18
FNMA 15YR 5.000% 11/01/2023	6,432	6,817
FNMA 30YR 6.000% 11/01/2028	8,078	9,008
FNMA 30YR 6.500% 04/01/2032	7,138	7,997
FNMA 30YR 6.500% 04/01/2032	5,525	6,253
FNMA 30YR 7.000% 07/01/2028	4,189	4,203
FNMA 10/1 HYBRID ARM 1.999% 10/01/2034 VARIABLE	2,134	2,208
FNMA 10/1 HYBRID ARM 2.090% 12/01/2033 VARIABLE	834	868
FNMA 15YR 2.500% 02/01/2033	1,033,416	1,079,579
FNMA 15YR 3.000% 01/01/2030	82,906	87,148
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     17

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.000% 01/01/2031	156,449	164,537
FNMA 15YR 3.000% 01/01/2032	352,449	370,599
FNMA 15YR 3.000% 01/01/2033	717,380	768,828
FNMA 15YR 3.000% 01/01/2034	898,833	942,262
FNMA 15YR 3.000% 02/01/2029	364,233	382,764
FNMA 15YR 3.000% 02/01/2030	237,075	249,079
FNMA 15YR 3.000% 02/01/2031	420,851	442,038
FNMA 15YR 3.000% 02/01/2031	366,900	385,635
FNMA 15YR 3.000% 02/01/2034	324,045	339,715
FNMA 15YR 3.000% 03/01/2031	787,906	842,507
FNMA 15YR 3.000% 03/01/2031	75,870	79,776
FNMA 15YR 3.000% 03/01/2033	219,760	230,642
FNMA 15YR 3.000% 04/01/2031	141,047	148,285
FNMA 15YR 3.000% 04/01/2031	357,247	376,196
FNMA 15YR 3.000% 04/01/2032	207,389	221,971
FNMA 15YR 3.000% 05/01/2031	204,544	215,134
FNMA 15YR 3.000% 06/01/2030	373,575	392,781
FNMA 15YR 3.000% 06/01/2032	151,757	162,445
FNMA 15YR 3.000% 06/01/2034	432,231	453,056
FNMA 15YR 3.000% 07/01/2030	46,585	48,969
FNMA 15YR 3.000% 07/01/2032	320,661	336,565
FNMA 15YR 3.000% 07/01/2032	224,184	239,152
FNMA 15YR 3.000% 09/01/2029	105,472	112,045
FNMA 15YR 3.000% 09/01/2031	540,370	567,453
FNMA 15YR 3.000% 09/01/2032	1,267,912	1,358,830
FNMA 15YR 3.000% 09/01/2033	545,762	572,269
FNMA 15YR 3.000% 10/01/2030	280,887	295,158
FNMA 15YR 3.000% 10/01/2030	260,008	273,197
FNMA 15YR 3.000% 10/01/2030	272,004	285,965
FNMA 15YR 3.000% 10/01/2031	103,104	108,458
FNMA 15YR 3.000% 11/01/2030	171,446	180,026
FNMA 15YR 3.000% 11/01/2031	647,870	681,007
FNMA 15YR 3.000% 11/01/2031	339,179	356,682
FNMA 15YR 3.000% 11/01/2033	781,526	819,232
FNMA 15YR 3.000% 11/01/2033	447,849	469,541
FNMA 15YR 3.500% 01/01/2026	3,819	4,053
FNMA 15YR 3.500% 01/01/2026	62,733	66,570
FNMA 15YR 3.500% 01/01/2027	80,162	85,103
FNMA 15YR 3.500% 01/01/2027	18,943	20,103
FNMA 15YR 3.500% 01/01/2029	5,323	5,698
FNMA 15YR 3.500% 01/01/2030	206,685	220,627
FNMA 15YR 3.500% 01/01/2034	771,640	818,287
FNMA 15YR 3.500% 02/01/2026	39,542	41,965
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     18

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 02/01/2026	10,530	11,174
FNMA 15YR 3.500% 02/01/2026	106,136	112,644
FNMA 15YR 3.500% 02/01/2029	12,046	12,921
FNMA 15YR 3.500% 02/01/2029	182,114	195,389
FNMA 15YR 3.500% 02/01/2030	173,421	184,911
FNMA 15YR 3.500% 02/01/2031	179,917	192,006
FNMA 15YR 3.500% 02/01/2032	189,238	202,940
FNMA 15YR 3.500% 02/01/2033	394,619	421,671
FNMA 15YR 3.500% 02/01/2034	185,025	195,977
FNMA 15YR 3.500% 03/01/2032	101,530	108,753
FNMA 15YR 3.500% 03/01/2033	158,727	168,759
FNMA 15YR 3.500% 04/01/2026	586	622
FNMA 15YR 3.500% 04/01/2026	11,274	11,966
FNMA 15YR 3.500% 04/01/2026	60,438	64,133
FNMA 15YR 3.500% 04/01/2027	17,858	19,162
FNMA 15YR 3.500% 04/01/2030	55,517	59,576
FNMA 15YR 3.500% 04/01/2030	61,060	65,396
FNMA 15YR 3.500% 04/01/2033	13,027	13,843
FNMA 15YR 3.500% 04/01/2034	511,560	541,839
FNMA 15YR 3.500% 05/01/2033	14,942	15,930
FNMA 15YR 3.500% 06/01/2026	2,626	2,786
FNMA 15YR 3.500% 06/01/2027	43,585	46,227
FNMA 15YR 3.500% 06/01/2029	67,901	72,846
FNMA 15YR 3.500% 06/01/2030	120,770	129,734
FNMA 15YR 3.500% 06/01/2032	313,880	336,428
FNMA 15YR 3.500% 07/01/2029	114,111	122,101
FNMA 15YR 3.500% 07/01/2032	251,569	269,264
FNMA 15YR 3.500% 08/01/2026	2,869	3,045
FNMA 15YR 3.500% 08/01/2026	28,979	30,895
FNMA 15YR 3.500% 08/01/2027	30,656	32,859
FNMA 15YR 3.500% 08/01/2029	210,067	225,165
FNMA 15YR 3.500% 08/01/2029	255,159	273,802
FNMA 15YR 3.500% 08/01/2032	265,523	284,234
FNMA 15YR 3.500% 08/01/2032	213,838	228,657
FNMA 15YR 3.500% 08/01/2033	181,356	192,440
FNMA 15YR 3.500% 08/01/2033	128,232	135,993
FNMA 15YR 3.500% 09/01/2026	11,171	11,856
FNMA 15YR 3.500% 09/01/2026	13,214	14,024
FNMA 15YR 3.500% 09/01/2028	15,016	15,926
FNMA 15YR 3.500% 09/01/2029	344,961	370,093
FNMA 15YR 3.500% 09/01/2029	160,202	170,876
FNMA 15YR 3.500% 09/01/2033	939,347	996,851
FNMA 15YR 3.500% 10/01/2026	337,343	358,059
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     19

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

FNMA 15YR 3.500% 10/01/2026	61,722	65,483
FNMA 15YR 3.500% 10/01/2026	76,192	80,855
FNMA 15YR 3.500% 10/01/2026	700	743
FNMA 15YR 3.500% 10/01/2028	82,802	88,836
FNMA 15YR 3.500% 10/01/2029	68,774	73,703
FNMA 15YR 3.500% 11/01/2025	85,691	90,939
FNMA 15YR 3.500% 11/01/2026	641	687
FNMA 15YR 3.500% 11/01/2026	160,776	170,639
FNMA 15YR 3.500% 11/01/2028	121,089	129,898
FNMA 15YR 3.500% 12/01/2025	15,050	15,973
FNMA 15YR 3.500% 12/01/2028	81,384	87,298
FNMA 15YR 3.500% 12/01/2028	12,351	13,224
FNMA 15YR 3.500% 12/01/2029	21,772	23,237
FNMA 15YR 3.500% 12/01/2032	378,852	408,580
FNMA 15YR 4.000% 01/01/2029	31,890	33,941
FNMA 15YR 4.000% 01/01/2029	31,890	33,941
FNMA 15YR 4.000% 01/01/2029	31,890	33,941
FNMA 15YR 4.000% 01/01/2029	31,890	33,941
FNMA 15YR 4.000% 07/01/2025	6,071	6,444
FNMA 15YR 4.000% 08/01/2026	6,244	6,625
FNMA 15YR 4.000% 09/01/2025	2,042	2,165
FNMA 15YR 4.000% 11/01/2026	41,494	44,047
FNMA 15YR 4.500% 05/01/2024	11,147	11,737
FNMA 15YR 5.000% 02/01/2023	4,063	4,264
FNMA 15YR 5.000% 04/01/2024	3,054	3,206
FNMA 15YR UMBS 2.000% 05/01/2035	2,097,533	2,192,307
FNMA 15YR UMBS 2.000% 06/01/2035	1,557,531	1,628,177
FNMA 15YR UMBS 2.000% 07/01/2035	1,811,196	1,893,371
FNMA 15YR UMBS 2.000% 08/01/2035	2,993,141	3,128,852
FNMA 15YR UMBS 2.500% 02/01/2035	636,943	663,986
FNMA 15YR UMBS 2.500% 05/01/2035	2,176,365	2,269,123
FNMA 15YR UMBS 2.500% 08/01/2034	596,591	622,048
FNMA 15YR UMBS 2.500% 09/01/2034	247,111	257,666
FNMA 15YR UMBS 2.500% 10/01/2034	1,308,921	1,364,867
FNMA 15YR UMBS 2.500% 12/01/2034	476,879	497,136
FNMA 15YR UMBS 3.000% 07/01/2034	576,988	604,901
FNMA 15YR UMBS 3.000% 12/01/2034	1,065,512	1,117,928
FNMA 15YR UMBS SUPER 2.000% 07/01/2035	1,621,041	1,694,061
FNMA 15YR UMBS SUPER 2.000% 08/01/2035	2,200,536	2,299,720
FNMA 15YR UMBS SUPER 2.000% 09/01/2035	2,671,720	2,792,173
FNMA 15YR UMBS SUPER 2.000% 10/01/2035	2,723,654	2,846,248
FNMA 6M LIBOR ARM 1.665% 12/01/2032 VARIABLE	15,602	15,678
FNMA 6M LIBOR ARM 1.790% 11/01/2032 VARIABLE	5,313	5,358
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     20

Ameriprise Financial 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value

	FNMA 6M LIBOR ARM 2.195% 03/01/2034 VARIABLE	20,250	20,689
	FNMA 6M LIBOR ARM 2.416% 09/01/2035 VARIABLE	34,214	35,137
	FNMA 7/1 HYBRID ARM 2.015% 01/01/2034 VARIABLE	7,692	7,745
	FNMA 7/1 HYBRID ARM 3.620% 03/01/2036 VARIABLE	5,755	6,015
	FNMA 7/1 HYBRID ARM 3.669% 01/01/2036 VARIABLE	869	909
	FNMA MEGA 15YR REMIC-BACKED 3.500% 11/01/2025	115,868	122,951
	FNMA_03-W11 3.345% 06/25/2033 VARIABLE	112	114
	UMBS 15YR TBA (REG B) 2.000% 01/19/2036	5,625,000	5,880,762
	FHLMC_K025 2.682% 10/25/2022	500,000	517,019
	FHLMC_K030 3.250% 04/25/2023	525,000	555,506
	FHLMC_K032 3.310% 05/25/2023	2,175,000	2,322,223
	FHLMC_K043 2.532% 10/25/2023	217,131	224,076
	FHLMC_K715 2.856% 01/25/2021	53,679	53,689
	FHLMC_K716 3.130% 06/25/2021	928,375	934,080
	FHLMC_K725 2.666% 05/25/2023	456,573	466,863
	FHLMC_K728 2.741% 10/25/2023	256,812	263,279
	Total fully benefit-responsive investment contracts		178,060,768

*	Loans to Participants
	Various Loans, 3.25% — 9.95% due through 2051		30,421,907
	Less: Deemed distributions		(248,078)
	Net participant loans		30,173,829

	Assets Held at End of Year per Form 5500		$2,674,430,620
*    Indicates Party-in-interest
**    Cost information not required for participant-directed investments
***    The Self-Directed Brokerage Account includes Party-in-interest investment options     21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL, INC.
(Registrant)

Date:	June 23, 2021	By	/s/ Michelle Rudlong
Michelle Rudlong Delegate Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit        Description

23.1    Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.